Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
July 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Karen Rossotto, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Rossotto:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 638 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Blockchain ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on April 9, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on June 10, 2021, July 1,

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 8, 2021

2021 and July 8, 2021. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on July 8, 2021 to the undersigned.
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into the filing of the Fund's definitive Prospectus to be made pursuant to Rule 497 under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS

PRINCIPAL INVESTMENT STRATEGIES
1.Comment: Please state in correspondence that for purposes of the compliance test in accordance with Rule 35d-1 of the 1940 Act that the Fund will invest at least 80% of its assets in “Blockchain Companies” as defined in the Fund’s Prospectus.
Response: The Registrant notes that the Fund's Prospectus states that "[T]he Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Blockchain Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Blockchain Companies (as defined below) as satisfying this criterion." As a consequence, the Registrant hereby represents that the Fund will invest at least 80% of its assets in Blockchain Companies.
2.     Comment: Please explain to the Staff what "Digital Asset Technology" means.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 8, 2021

Response: The Registrant notes that for purposes of the Fund's Principal Investment Strategies, "Digital Asset Technology" refers to digital assets that exist on a blockchain. Digital assets that exist on a blockchain include: (i) cryptocurrencies, which are the native asset of a blockchain network that can be traded, utilized as a medium of exchange, and used as a store of value; and (ii) crypto tokens, which are units of value that blockchain-based organizations or projects develop on top of existing blockchain networks. In response to the Staff's comment, the Registrant has updated the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" as follows:

1.Digital Asset Mining: Companies involved in verifying and adding digital asset transactions to a blockchain ledger (~~e.g.~~ i.e., digital asset mining), or that produce technology used in digital asset mining.
2.Blockchain & Digital Asset Transactions: Companies that operate ~~digital asset~~ trading platforms/exchanges, custodians, wallets, and/or payment gateways for digital assets issued on a blockchain.
3.Blockchain Applications: Companies involved in the development and distribution of applications and software services related to blockchain technology and digital assets ~~technology~~ issued on a blockchain, including smart contracts.
4.Blockchain & Digital Asset Hardware: Companies that manufacture and distribute infrastructure and/or hardware used ~~in~~ for ~~and digital asset~~ blockchain activities and digital assets issued on a blockchain.
5.Blockchain & Digital Asset Integration: Companies that provide engineering and consulting services for the adoption and utilization of blockchain technology and digital assets ~~technologies~~ issued on a blockchain. For purposes of the definition of “Blockchain Companies”, the Index Provider will consider only those revenues, operating income, or assets from consulting and/or engineering services specifically related to blockchain and digital asset technologies.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.